EXHIBIT 99.1

Auryn expands mineralized system at the Inuk prospect by 400 meters and provides portfolio update

VANCOUVER, British Columbia, Oct. 19, 2017 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE American:AUG) (“Auryn” or the “Company”) is pleased to announce new mineralization discovered at the Inuk prospect at its Committee Bay Gold Project located in Nunavut, Canada.  Auryn intercepted 25 meters of 1.15g/t Au (including 3.05 meters of 4.13g/t Au) 400 meters away from the historic intercept of 12.6 meters of 16.04 g/t Au in hole INR003 within sulphidized banded iron formation. This hole extends the mineralized system considerably and demonstrates significant widths of mineralization under barren intrusive rocks that were not previously tested (Figure 1).  This is the third area drilled at Committee Bay during 2017 to yield positive results and warrant further exploration.

News release Highlights:

  Intercepted 25 meters of 1.15g/t Au (including 3.05 meters of 4.13g/t Au) 400 meters along strike from the historic intercept of 12.6 meters of 16.04 g/t Au at the Inuk prospect.
  31% of holes still to be reported from the Committee Bay drilling, including results from Kinng Gold, Kinng Mountain, Mist, Koffy targets in the northeast portion of the belt.
  Results are pending from 37 holes (14,811 meters) drilled at the Company’s Homestake Ridge Project in the Golden Triangle, British Columbia. Targets tested included South Reef and the Homestake Main zone extension.
  Committee Bay follow up drilling to resume in March at the Aiviq discovery and the Three Bluffs deposit.

Michael Henrichsen, Chief Geologist and COO commented, “We are very pleased to have hit the broad intervals of consistent mineralization at our Inuk target. We have extended the mineralized system by 400 meters to the northeast under an intrusive cover rock sequence and glacial till.  Our understanding of the geology of the Inuk prospect is at an early stage but we are highly encouraged at the strength of sulphidation and gold mineralization within banded iron formations over 10’s of meters.”

Inuk Results

The mineralization encountered from the recent drilling at Inuk is believed to be associated with the interaction of a regional fold and a fault zone that truncates it (Figure 1).  Historical core drilling at Inuk was confined to an area 150 meters by 100 meters with intercepts up to 12.6 meters of 16.04 g/t Au. Similarly, this high-grade mineralization was located near the intersection of the regional fold and through-going fault zone (Figure 2a). The Inuk target area is defined by a 2.5 km long magnetic structure which remains untested at depth and open along strike (Figure 2b).

Auryn believes that the mineralization encountered in the northern limb of the fold could be indicative of a much stronger system within the fault zone.   Importantly, holes 17INR006 and 17INR007 were drilled to cross the target shear zone, however neither hole adequately tested the target. Drill hole 17INR006 is interpreted to have not crossed the shear zone and 17INR007 drilled through a barren intrusive sill.

Rotary Air Blast (RAB) Drilling Results (69% Reported 31% Pending):

To date, the Company has received complete results from the Aiviq, Kalulik, West Plains, Ziggy South, Avinngaq, Aarluk, Four Hills, Inuk, Quartzite Ridge, Castle Rock and Tuugaalik prospects representing 69% of the drill program (Figure 3).

Significant intercepts from the Inuk, Quartzite Ridge, Castle Rock, and Tuugaalik prospects are reported in the table below.

Table 1:

Significant Intercepts - RAB 2017
Prospect	Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
Inuk	17INR001*	39.62	41.15	1.53	0.78
		57.91	79.25	21.34	0.71
	including	60.96	62.48	1.52	3.50
	17INR002	108.20	109.73	1.53	0.85
	17INR003	47.24	73.15	25.91	1.15
	including	54.86	57.91	3.05	4.13
	including	62.48	64.01	1.53	1.71
	including	67.06	70.10	3.04	1.70
		88.39	96.01	7.62	0.56
		102.11	103.63	1.52	0.35
	17INR004	59.44	65.53	6.09	2.78
	17INR005	50.29	53.34	3.05	0.48
		59.44	60.96	1.52	0.29
		85.34	94.49	9.15	0.20
	17INR006	173.74	175.26	1.52	0.63
	17INR009	79.25	80.77	1.52	0.30
		89.92	100.58	10.66	0.24
Quartzite Ridge	17QRR002	185.93	187.45	1.52	0.26
	17QRR005	22.86	24.38	1.52	0.27
		96.01	97.54	1.53	0.94
		123.44	124.97	1.53	0.33
		131.06	132.59	1.53	0.61
Castle Rock	17CRR007	50.29	51.82	1.53	3.07
	17CRR007	64.01	65.53	1.52	0.26
Tuugaalik	17TGR001	188.98	190.5	1.52	0.25
	17TGR003	28.96	38.1	9.14	0.32
	17TGR004	10.67	12.19	1.52	0.49
* Hole lost in mineralization ** True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Homestake Ridge Update

Auryn has completed 14,811 meters in 37 drill holes (with all results pending) at the Homestake Ridge project (last hole was drilled as of October 12th, 2017). Numerous drill holes have encountered geological features consistent with gold and silver mineralization at both the South Reef prospect and the Homestake Main extension.

Committee Bay – Follow up planned for March 2018

Auryn plans to undertake both discovery expansion drilling at the Aiviq prospect and deposit expansion drilling at the Three Bluffs deposit in a planned 10,000 meter drill program in March 2018.

Shawn Wallace, President and CEO, stated, “We now have a minimum of three targets in addition to the Three Bluffs deposit at Committee Bay that will warrant follow-up and expansion drill programs in 2018. With seven targets from Committee Bay still pending, the scope of that program could be expanded. We look forward to mobilizing drill rigs in March to further test the Aiviq discovery and commence extending the Three Bluffs deposit. We are also waiting with great anticipation for the results from Homestake Ridge and the commencement of drilling in Peru, starting at our Huilacollo Project.”

Mr. Wallace further stated, “This is the first year that our portfolio will be active through the winter months, generating additional results from drill programs soon to be underway. We have, much like the rest of the industry, been burdened with slower than expected assay turnaround but are due to see the first holes from Homestake Ridge later in October."

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Shawn Wallace
President and CEO

For further information on Auryn Resources Inc., please contact Jay Adelaar, Vice-President of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Committee Bay RAB Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au.

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Lab in Yellowknife, NWT and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Disclaimer

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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